UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On December 6, 2024, Chijet Motor Company, Inc. (the “Registrant” or the “Company”) announced that it will hold its 2025 Extraordinary General Meeting of Shareholders (the “Special Meeting”) on January 10, 2025. Shareholders of record who hold ordinary shares, par value $0.003 per share, of the Company at the close of business on December 6, 2024, will be entitled to notice of and to vote at the Special Meeting and any postponements or adjournments thereof.

At the Special Meeting, the shareholders will be asked to vote on (1) a proposal that: (a) the 18,000,000 shares of a nominal or par value of US$0.003 each in the authorized but unissued share capital of the Company be and hereby are reclassified and re-designated into 18,000,000 class B ordinary shares of a par value of US$0.003 each in the share capital of the Company, and (b) all the remaining authorized and issued and authorized but unissued shares of a nominal or par value of US$0.003 each in the issued share capital of the Company be and hereby are reclassified and re-designated into class A ordinary shares of a par value of US$0.003 each in the share capital of the Company on a one-on-one basis (together, the “Reclassification”); (2) a proposal that (a) upon the Reclassification, the authorized share capital of the Company be changed from US$30,000,000.00 divided into 10,000,000,000 shares of a nominal or par value of US$0.003 each, to US$30,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.003 each, comprising (i) 9,982,000,000 class A ordinary shares of a par value of US$0.003 each and (ii) 18,000,000 class B ordinary shares of a par value of US$0.003 each, and (b) the registered office provider the Company be instructed to file the above resolutions with the Registrar of Companies in the Cayman Islands, and to make the appropriate entries in the register of members of the Company to reflect the Reclassification and cancel the existing share certificate(s); and (3) proposed amended and restated memorandum and articles of association of the Company reflecting the foregoing resolutions.

The Notice of the Special Meeting and the proposed Amended and Restated Memorandum and Articles of Association, are furnished herewith as Exhibit 99.1 and Exhibit 3.1, respectively.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Proposed Amended and Restated Memorandum and Articles of Association
99.1	Notice of 2025 Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2024	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer